News Release

Alexco Amends Terms of $7 Million Flow-Through Financing

April 15, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) (the “Company”), announces that, further to its news release dated April 1, 2013, it has amended the terms of its previously announced brokered private placement (the “Offering”). The Offering will now comprise the private placement of up to 2,100,000 “flow-through” common shares (the “Flow-Through Shares”) of the Company at a price of $3.35 per Flow-Through Share for gross proceeds of up to $7,035,000. The Offering remains fully placed, and closing remains scheduled for on or about April 23, 2013. All other terms of the Offering remain the same as previously announced.

Alexco President and Chief Executive Officer Clynt Nauman said, “In this recent market, it is particularly prudent to protect our treasury with the obligation and objective of enhancing value through continued but measured exploration in the Keno Hill Silver District.”

The gross proceeds from the sale of the Flow-Through Shares will be used for expenditures on the Company’s Keno Hill District exploration properties, which qualify as Canadian exploration expenses (within the meaning of the Income Tax Act (Canada)), with the Company to ensure that such Canadian exploration expenses qualify as “flow-through mining expenditures” (which qualify for the 15% Federal investment tax credit) for purposes of the Income Tax Act (Canada).

The Offering remains subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE MKT, and the relevant securities regulatory authorities.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun which has a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Head Office	T.604 633 4888
Alexco Resource Corp.	F.604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to United States Persons unless an exemption from such registration is available.

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.